Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               (303) 431-1567 Fax


                                  June 7, 2010




Mr. J. Nolan McWilliams
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:      International Paintball Association, Inc.
         Amendment No. 2 to the Registration Statement on Form 10
         Filed January 27, 2010
         File No 000-53464

Dear Mr. McWilliams:

In response to your letter dated, February 16, 2010, regarding the above referenced filing of International Paintball Association, Inc. (the Company), we are submitting this third amendment on Form 10-A#3 to the Company's Registration Statement on Form 10. We believe these amendments should solve the problems raised in your comments.

GENERAL PAGE 1
--------------

#1. We note your response to prior comment 1 and reissue. Your amended registration statement as filed on EDGAR still contains references to staff comments.

We have carefully reviewed the filing to eliminate all references to staff comments in the filing that has been filed for public viewing.

DESCRIPTION OF BUSINESS PAGE 2
------------------------------

2. Refer to the fifth sentence of the first paragraph of this section. Please update to disclose whether these standards have been adopted, and if not, disclose the status of your efforts to draft standards.

In response to your comment above, we have added language on page 2.

3. We note your response to prior comments 3 and 4. We further note that while your plan to become a sanctioning paintball body may provide you competitive edge, you are not currently a sanctioning body. Please revise to briefly clarify what you believe to be your competitive advantage given that it may take years before you become a recognized "sanctioning body." Revise the competition sections in this manner as well.

In response we have added, revised and reorganized text on page 3 pursuant to this comment.

4. We note your response to prior comment 13. Please revise to disclose the amount you have budgeted for strategic web advertising expenditures.

In response to your comment we have added revised text and included the breakout amount suggested in this comment on page 4.

5. Please revise to state who are your "paintball industry contacts" and disclose if there will be material costs to establishing these cross-marketing relationships.

We are in discussions with "paintball industry contacts", but discussions are in the introductory stages. All estimated "material" costs incident to establishing the "cross-marketing" agreements are included in the budgeted costs of web marketing site development. SEM and SEO costs will likely be a part of those agreements, but are included in the budgeted expenditures. Please see the revisions on page 4.

LINE OF BUSINESS PAGE 3
-----------------------

6. Please revise to disclose that your registration statement has been automatically declared effective and that you are now required to comply with reporting obligations under the federal securities laws.

In response to your comment we have added additional disclosure on page 1.

7. We note your response to prior comment 5 and reissue. Even if you are not formally recognized as a "sanctioning body" of paintball, we expect that you should be able to explain how you will determine that you have accomplished your goal. If you believe that you will be the "defacto" sanctioning body once a certain number of parks have adopted your rules, revise to state that number. If there are other factors for you to determine whether you have accomplished your goals of becoming a sanctioning body, please state.

In response to your comment, we have revised our disclosures under the Proposed Lines of Business Section on page 5.

8. Please revise to provide context for the tabular presentation on page 4 by explaining why the segment percentages are changing from month to month in the amounts that are presented.

In response we have added additional disclosures in the initial paragraph following the tabular presentation on page 6.

9. Please reconcile the statement that you "are primarily a service provider" with the tabular presentation showing that service revenue is less than twenty percent of your total revenues in the twelve months after you commence operations.

In response please see the revised disclosure on page 6.

10. We note disclosure in the last full paragraph on page 4 that you have product lists and order information for three product lines but "have not ordered any at this time because [you] want to coordinate with [y]our other activities." Revise to disclose the three product lines and explain when you plan on placing orders for such products. If there are milestones that must be reached before such placement of orders, disclose such.

We are in initial introductory discussions with paintball product manufacturers. Some of these manufacturers will manufacture under private lable and others will be marketed by us under their label or brand name. We have revised our disclosures to reflect the early stage of these discussions. Please see comment reference 10a on page 6.

In response to the latter half of your response, we have disclosed such additional milestones that may need to be reached. Please see comment reference 10b on page 7.

11. Given that you have been incorporated since 2004 and already have products available for sale on your website, revise to expain what you believe ther barriers are to generating revenues at the present time, and explain how you believe your business plan will address these barriers. Also disclose whether members have signed up.

In response to your comment, we have changed are disclosures to advise that the website is not currently operational and is not expected to be operational for sales until 3rd quarter 2010, at the earliest. Document reference to existing web sales has been corrected. Please see page 4.

12. Also, please revise to briefly explain why you believe consumers are likely to purchase your IPA-Logo product before you will have established IPA as a recognized sanctioning body.

In response to your comment we have expanded and revised our explanation as advised on page 6.

13. Please revise to describe what efforts you are currently making to obtain capital to fund your operations since it appears that you are seeking to obtain $1,500,000 in the nest 12-18 months.

In response to this comment, we have expanded our disclosure on page 8 to reflect that we have prepared a Private Placement Document for circulation, and noted that the Groups we have held discussions with understandably will not permit us to reference them in this document.

ORGAINZATIONAL TIMELINE IPA PAGE 6
----------------------------------

14a.        We note your  response to our prior  comment 7. Please  clarify by footnote the significance of the number of "X's" that appear in a particular row.

 The number of X's in a row has no significance, and the number in each is now consistent on page 8.

b. Also, clarify which tasks are contingent on the completion of preceding tasks.

In response, we have revised the disclosures on page 8 to clarify that funding is the only absolute, all others are contingent upon the receipt of funding. All other tasks are contingent on completing that task. Clearly interviews should precede a hire, and website development should precede the launch, however funding is a prerequisite for any action taken other than consideration of a course or action.

15. Please considers revising the table to incorporate a presentation of your estimated expenditures, to the extent material, for each task and by timeframe. This would allow investors to assess the impact on your business if you are unable at a given time to raise the full amount of funds you believe you need.

In response to your comment, we have added an additional table to clarify and address these issues on page 15.

AFFILIATIONS WITH PARKS &   FACILITIES PAGE 11
-------------------------   ------------------

16a. We note your response to our prior comment 17 and reissue in part. Please revise to clarify whether you have conducted the market surveys referenced on page 11.

In response we have revised text on page 14 to clarify that Surveys have not yet been performed.

b. Also, disclose whether you have identified parks and facilities that you will seek to affiliate with your future operations.

In response to your comment, we have clarified our disclosure so that it is readily apparent that affiliate parks and facilities have not yet been identified.

17. Refer to the first paragraph of this section. Please clarify whether you are referring to membership fees or fees you would pay to use the parks for use of their facilities. Also, revise to disclose why you are unable to determine at this time the amount of fees.

In response to the above comment, we have revised the disclosures on page 14 to explain why these fees are currently undeterminable

SPECTATOR REVENUE GOAL PAGE 11

18. Please clarify whether the "spectator" revenues will come from spectator fans or players or both.

In response to your comment, we have clarified that a "spectator" in this context is not counted as a player. Please see page 14.

COMPETITIVE STRENGTHS PAGE 13
-----------------------------

19. Refer to the third sentence of the paragraph under this section. We note that you claim to be the pioneer of large-scale paintball organization. However, your disclosure elsewhere suggests that this is your ultimate aspiration and that you are currently not regarded as a paintball sanctioning body or leader of the field. Please revise accordingly.

In response to your comment we have revised these items to be consistent. Please see page 16.

PRICING STRATEGY PAGE 14
------------------------

20. Please revise to discuss how your proposed annual fees compare with current industry prices.

In response to the above comment, we have expanded the discussion and included the suggested industry pricing comparison. Please see page 16.

PROMOTION STRATEGY PAGE #14
---------------------------

21. We note your revised disclosure in the second paragraph. Please revise to better explain to investors your business model as it relates to your affiliations with parks and facilities. It appears from your disclosure that you intend to charge parks and facilities to host IPA-sponsored events. It is unclear from you disclosure what incentive the facilities would have to pay fees to you for the privilege of hosting your events. Rather, it would seem that you would pay fees to the facilities: much like a professional sports team makes lease payments to host games at its' "home" stadium. Revise accordingly or advise

In response to your comment, we have expanded discussion on page 17 to discuss incentive reasoning regarding park relations.

SALES STRATEGY PAGE 15
----------------------

22. We note your revised  disclosure.  Describe  your  "inside  sales" model and clarify to expain what you mean by "limited use of inside sales...."

In response to your comment, we have revised the disclosure to clarify terminology usage, please see page 18.

RISK FACTORS PAGE  #17

WE ARE A PUBLIC COMPANY WITH SIGNIFICANT ANNUAL EXPENSES PAGE # 18
------------------------------------------------------------------

23. Revise to also disclose, if true, that your officers and directors do not have any experience managing a public company and describe the attendant risks.

In response we have revised the above referenced risk factor accordingly. Please see page 23.

WE MAY BE EXPOSED TO RISKS OF BORROWING PAGE # 18
-------------------------------------------------

24. We note your revised disclosure that some notes payable may be due "at the time of this filing." If you are past due on notes payable, or any other debt obligation, revise to quantify the amount and disclose whether you have taken steps to remedy the default. Revise your liquidity section in this manner as well.

 In response to your comment we have expanded our disclosure to clarify this point on page 21.

WE HAVE CONVERTIBLE DEBT WHICH IS CONVERTIBLE INTO OUR COMMON STOCK PAGE # 19
-----------------------------------------------------------------------------

25. Disclose the approximate number of shares of your common stock that may be converted from your convertible debt.

In response to your  comment,  we have made this  additional  disclosure on page
21.

WE ARE SUBJECT TO GENERAL ECONOMIC CONDITIONS PAGE # 19
-------------------------------------------------------

26. We note your response to prior comment 21. Further revise the last paragraph of the risk factor to disclose whether the current economic environment has affected your operations.

In response to your comment, we have made additional disclosures, please see page 22.

PLAN OF OPERATIONS PAGE # 25
----------------------------

27. Please revise the table to include a breakdown of pro-rated amounts that you have disclosed in the narrative that follows.

In light of your comment we have revised the table to include a breakdown of the pro-rated amounts that were disclosed in the narrative. Please see page 27.

28. Since it appears you will seek an additional $1,500,000 in capital in the next 12-18 months, please add a table presenting a breakdown of those proceeds.

In response to your comment we have included a table with a breakdown of the these proceeds. Please see page 28.

29. Please reconcile the narrative description of your monthly activities with the chart that appears on page 6. For example, you state that in "month one" you will seek to hire industry consultants, but it appears from the chart on page 6 you will not engage a management team until 2011.

 In response to your comment we have corrected the timeline in the chart on page 8.

30. Please limit the use of jargon such as "viral marketing" and "cross-sell" and "up-sell" by revising throughout to explain your marketing strategies in plain English.

In response to your comment, the references to Viral Marketing, Cross-Sell and Up-Sell have been deleted from the filing.

RESULTS OF OPERATIONS PAGE # 28
-------------------------------

31. Please revise throughout to clarify your explanations for why amounts changed from period to period. For instance, as disclosure now reads, your net loss increased for the three months ended September 30, 2009 compared with the three months ended September 30, 2008 because your operational expenses decreased and your interest expense decreased. Please revise or tell us what you mean by this statement.

In response to your comment and due to the changes in financial periods, we have expanded discussion, accordingly.

LIQUIDITY AND CAPITAL RESOURCES PAGE # 30
-----------------------------------------

32. We note your response to our prior comment 26; however, we reissue in part. We are unable to locate material loan agreements filed as exhibits as requested in our prior comment. Please file all material agreements as exhibits or advise why you do not believe they should be filed.

We have filed as Exhibit 10.1, the Convertible Promissory Note by and between the Company and JH Brech, LLC.

33. Also explain what you mean by the statement that IPA "believes portion [of the convertible note] can be converted." If there are conditions to the convertibility of such notes, disclose such conditions.

We have revised such statement. There are no such conditions to converting the promissory notes. Please see our disclosures on page 33.

BIOGRAPHICAL INFORMATION PAGE # 34
----------------------------------

34. Please revise to remove marketing language such as "extensive" background and "active" investor. We note your response to comment 35 of our letter dated November 12, 2008.

In response to your comment, we have revised our marketing language. Please see page 35.

ITEM 6 EXECUTIVE COMPENSATION PAGE # 37
---------------------------------------

35. Please revise to include executive compensation disclosure for the 2009 fiscal year or advise.

We  have  updated  the  Executive  Compensation   disclosure  and  the  Director
Compensation disclosures for the year ended December 31, 2009. Please see pages 37 and 38.

36. We note your response to prior comment 30. Where your officers received compensation for both their services as officers and their service as directors, please clarify how much they were paid for each service. For example, it is unclear whether Ms. Gibbons compensation represents $1,250 of directors' fees, or $1,250 of consulting fees at $50 per hour , or a combination of the above.

In response to your comment we have revised and modified our disclosures. Please see page 37.

If you can review these documents, and let us know if they are satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

Thank you for your attention to this matter.



                                                     Sincerely,



                                                      /s/Michael A. Littman
                                                      ----------------------
                                                         Michael A. Littman
MAL:kjk